UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2016

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

        FOR IMMEDIATE RELEASE

Shell divests non-core shale acreage in Western Canada for total consideration of US$1 billion

CALGARY, AB - 20 October 2016 – Royal Dutch Shell plc, through its affiliate Shell Canada Energy (“Shell”) today announced it has agreed to sell approximately 206,000 net acres of non-core oil and gas properties in Western Canada to Tourmaline Oil Corp. for a total consideration of approximately $1,037 million (C$1,369 million). The consideration is comprised of $758 million in cash and Tourmaline shares valued at $279 million. Subject to regulatory approvals the transaction is expected to close in the fourth quarter of 2016.

The acreage includes 61,000 net acres in the Gundy area of Northeast British Columbia, Canada, and 145,000 net acres in the Deep Basin area of West Central Alberta, Canada. The assets are a combination of developed and undeveloped lands, along with related infrastructure, producing 24,850 barrels of oil equivalent per day (boe/d) of dry gas and liquids.

“Shell retains a significant shale position in Canada and we are actively working to mature our attractive core asset base in the Montney and Duvernay,” said Andy Brown, Shell Upstream Director. “At the same time we are strengthening our shales business and creating shareholder value by selling assets that do not fit our near-term development plans.”

Shell has a large shales portfolio focused on North America and Argentina, and is currently maturing this portfolio as a growth option for beyond 2020 with material value and substantial long-term potential.

NOTES TO EDITORS:

•	In Canada, Shell retains approximately 430,000 net acres in the Duvernay liquids play in Alberta and approximately 218,000 net acres in the Montney gas play in Northeast British Columbia.

•	Shell also has material shale positions in the United States in the Permian and Appalachia (Marcellus/Utica) basins and Haynesville, and in the Vaca Muerta in Argentina.

•	Production from Shell’s Americas shales portfolio, excluding the divested assets in this release, is approximately 250,000 boe/d.

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ENQUIRIES:

Investor Relations

International: +31 (0) 70 377 4540

North America: +1 832 337 2034

Media

Shell Canada Media Relations: media-desk@shell.com

Shell International Media Relations: +44 (0) 207 934 5550

Shell US Media Relations: +1 713 241 4544

Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. In this announcement, joint ventures and associates may also be referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2015 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, 20 October 2016. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

We may have used certain terms, such as resources, in this announcement that United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc

(Registrant)

By:	/s/ M. Brandjes
Name:	Michiel Brandjes
Title:	Company Secretary

Date: October 24, 2016

Royal Dutch Shell plc	4